Exhibit 99.5

The Real Brokerage Inc. Announces Third Quarter 2024 Financial Results

TORONTO and NEW YORK, November 7, 2024 – (BUSINESS WIRE) – The Real Brokerage Inc. (NASDAQ: REAX) (“Real” or the “Company”), a technology platform reshaping real estate for agents, home buyers and sellers, announced today financial results for the third quarter ended September 30, 2024.

“Real delivered another exceptional quarter underpinned by industry-leading growth and innovation,” said Tamir Poleg, Real’s Chairman and Chief Executive Officer. “Our technology leadership was on full display at our recent RISE 2024 conference, with the official launch of Real Wallet, our first fintech product, and the announcement of Leo AI for clients. These innovations reflect our ongoing commitment to creating a seamless, technology-first real estate experience that empowers both agents and their clients.”

“Even with current market challenges, Real’s ability to attract high-performing agents highlights the strength of our value proposition,” said Sharran Srivatsaa, President of Real. “Our focus on providing agents with world-class tools, support, and training — evidenced by our preparation for the recent NAR practice changes — ensures they can navigate shifts in the industry and grow their businesses with confidence.”

“Our strong top- and bottom-line performance this quarter reflects a balanced approach of disciplined cost control and strategic investments in high-impact areas,” said Michelle Ressler, Real’s Chief Financial Officer. “We remain focused on executing our value-creation strategy and building on our recent momentum as we prepare for an even stronger 2025.”

Q3 2024 Operational Highlights1

●	The total value of completed real estate transactions reached $14.4 billion in the third quarter of 2024, an increase of 78% from $8.1 billion in the third quarter of 2023.

●	The total number of transactions closed was 35,832 in the third quarter of 2024, an increase of 76% from 20,397 in the third quarter of 2023.

●	The total number of agents on the platform increased to 21,770 at the end of the third quarter of 2024, an increase of 79% from the third quarter of 2023. As of November 7, 2024, approximately 22,500 agents are now on the Real platform.

Q3 2024 Financial Highlights

●	Revenue rose to $372.5 million in the third quarter of 2024, an increase of 74% from $214.6 million in the third quarter of 2023.

●	Gross profit reached $32.1 million in the third quarter of 2024, an increase of 71% from $18.8 million in the third quarter of 2023.

●	Net loss attributable to owners of the Company was $(2.6) million in the third quarter of 2024, compared to $(4.0) million in the third quarter of 2023.

●	Adjusted EBITDA[2] was $13.3 million in the third quarter of 2024, compared to $3.5 million in the third quarter of 2023.

[1]All dollar references are in U.S. dollars.
[2]There are references to “Adjusted EBITDA” and “Adjusted Operating Expense” in this press release, which are non-IFRS measures. See accompanying note under the heading “Non-IFRS Measures” for an explanation of the composition of these non-IFRS measures.

●	Operating expenses, which include General & Administrative, Marketing, and Research and Development expenses, totaled $34.6 million in the third quarter of 2024, a 52% increase from $22.7 million in the third quarter of 2023.

●	Revenue share expense, which is included in Marketing expenses, was $11.7 million in the third quarter of 2024, a 47% increase compared to $7.9 million in the third quarter of 2023.

●	Adjusted operating expenses, which reflect operating expenses less revenue share expense, stock-based compensation, depreciation, expenses related to the settlement of antitrust litigation, and other unique or non-cash expenses, were $16.8 million in the third quarter of 2024, an increase of 47% from $11.4 million in the third quarter of 2023. Adjusted operating expense per transaction was $468 in the third quarter of 2023, a decline of 16% from $558 in the third quarter of 2023.

●	Loss per share was $(0.01) in the third quarter of 2024, compared to a loss per share of $(0.02) in the third quarter of 2023.

●	The Company repurchased 2.7 million common shares for $15.1 million in the third quarter of 2024, pursuant to its normal course issuer bid.

●	As of September 30, 2024, Real held cash and cash equivalents of $32.0 million, consisting of $21.6 million of unrestricted cash and $10.4 million held in investments in financial assets.

●	Real continues to have no debt.

Business Highlights and Recent Updates

Subsequent to the end of the quarter, in October, Real unveiled an array of innovative products and features at its annual RISE agent conference in Las Vegas. Highlights included:

●	Real Wallet – Real announced the official launch of its cutting-edge fintech product. Real Wallet was built specifically for Real agents. Real Wallet allows U.S. agents to access their earnings instantly, eliminating delays caused by legacy banking systems, and provides financial insights that enable agents to manage their business finances more effectively, while also reinvesting in growth opportunities. Real Wallet is available to select agents in the U.S. and Canada. U.S. agents can open a business checking account with Thread Bank, Member FDIC, featuring a Real-branded debit card, while Canadian agents will be offered a credit line based on their earnings history with Real. Future phases of Real Wallet aim to unify these offerings into a comprehensive financial solution for all business banking needs. Banking services in the U.S. are provided by Thread Bank, Member FDIC, and the Canadian credit line will be offered directly by Real.

●	Leo CoPilot – The next evolution of Real’s AI-powered assistant, Leo CoPilot acts as an agent’s personal command center. It anticipates individual agent needs, streamlines daily tasks, and serves as the primary interface for reZEN, Real’s proprietary agent software platform, enhancing productivity and simplifying business operations.

●	Leo for Clients – Designed to transform client-agent interactions, Leo for Clients will enable direct communication between agents and clients through SMS and iMessage. Building on the same concept as Leo CoPilot, Leo for Clients will offer 24/7 access to property information and services through a dedicated phone line for each agent. At launch, clients will be able to interact with Leo for Clients enabling them to receive recommendations for available properties based on their search criteria, access open house information, schedule tours and initiate mortgage applications. This tool streamlines communication, enhances the client experience, and allows agents to focus their time on strategic efforts and relationship building, while maintaining seamless client engagement.

The Company will discuss the third quarter results on a conference call and live webcast today at 8:30 a.m. ET.

Conference Call Details:

Date:	Thursday, November 7, 2024

Time:	8:30 am ET

Dial-in Number:	North American Toll Free: 888-506-0062 International: 973-528-0011

Access Code:	345905

Webcast:	https://www.webcaster4.com/Webcast/Page/2699/51300

Replay Information:

Replay Number:	North American Toll Free: 877-481-4010 International: 919-882-2331

Access Code:	51300

Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/51300

Non-IFRS Measures

This news release includes references to “Adjusted EBITDA”, and “Adjusted Operating Expense”, which are non-International Financial Reporting Standards (“IFRS”) financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is used as an alternative to net income by removing major non-cash items, such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique and/or non-operating in nature.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA and Adjusted Operating Expense have no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our Adjusted EBITDA is reconciled to the most comparable IFRS measure for the three months and nine months ended September 30, 2024 and 2023 and is presented in the table below labeled Reconciliation of Total Comprehensive Loss Attributable to Owners of the Company to Adjusted EBITDA. Our Adjusted Operating Expense reconciled to the most comparable IFRS measure is presented for the three months ended September 30, 2024 and on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense.

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

(Expressed in thousands of U.S. dollars)

Unaudited

	As of
	September 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,580	$14,707
Restricted cash	27,516	12,948
Funds held in restricted escrow account	9,250	-
Investments in financial assets	10,398	14,222
Trade receivables	17,305	6,441
Other receivables	43	63
Prepaid expenses and deposits	2,391	2,132
TOTAL CURRENT ASSETS	88,483	50,513
NON-CURRENT ASSETS
Intangible assets	2,788	3,442
Goodwill	8,993	8,993
Property and equipment	2,209	1,600
TOTAL NON-CURRENT ASSETS	13,990	14,035
TOTAL ASSETS	102,473	64,548

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,133	571
Accrued liabilities	30,991	13,374
Customer deposits	27,516	12,948
Other payables	12,843	302
Warrants outstanding	-	-
TOTAL CURRENT LIABILITIES	72,483	27,195
NON-CURRENT LIABILITIES
Warrants outstanding	-	269
TOTAL NON-CURRENT LIABILITIES	-	269
TOTAL LIABILITIES	72,483	27,464

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	67,683	62,567
Stock-based compensation reserves	61,255	52,937
Deficit	(98,103)	(78,205)
Other reserves	195	(167)
Treasury stock, at cost	(1,228)	(257)
EQUITY ATTRIBUTABLE TO OWNERS	29,802	36,875
Non-controlling interests	188	209
TOTAL EQUITY	29,990	37,084
TOTAL LIABILITIES AND EQUITY	102,473	64,548

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues	$372,488	$214,640	$914,009	$507,817
Commissions and other agent-related costs	340,359	195,865	829,253	460,475
Gross Profit	32,129	18,775	84,756	47,342

General and administrative expenses	16,301	9,234	42,452	27,526
Marketing expenses	15,261	11,577	43,779	29,527
Research and development expenses	3,045	1,931	8,115	5,034
Settlement of litigation	—	—	9,250	—
Operating Loss	(2,478)	(3,967)	(18,840)	(14,745)

Other income	151	38	381	106
Finance expenses, net	(214)	(10)	(1,289)	(587)
Net Loss	(2,541)	(3,939)	(19,748)	(15,226)
Net income attributable to noncontrolling interests	45	85	150	311
Net Loss Attributable to the Owners of the Company	(2,586)	(4,024)	(19,898)	(15,537)
Other comprehensive income/(loss):
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	3	79	97	214
Foreign currency translation adjustment	(230)	(52)	265	10
Total Comprehensive Loss Attributable to Owners of the Company	(2,813)	(3,997)	(19,536)	(15,313)
Total Comprehensive Income Attributable to NCI	45	85	150	311
Total Comprehensive Loss	(2,768)	(3,912)	(19,386)	(15,002)
Loss per share
Basic and diluted loss per share	(0.01)	(0.02)	(0.11)	(0.09)
Weighted-average shares, basic and diluted	196,668	180,611	188,864	180,158

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
OPERATING ACTIVITIES
Net Loss	$(2,541)	$(3,939)	$(19,748)	$(15,226)
Adjustments for:
Depreciation and amortization	358	277	1,024	830
Equity-settled share-based payment	15,417	7,144	37,797	18,980
Finance costs	(33)	(143)	638	156
Changes in operating asset and liabilities:
Funds Held in Restricted Escrow Account	-	-	(9,250)	-
Trade receivables	1,326	(614)	(10,864)	(992)
Other receivables	13	(23)	20	(1)
Prepaid expenses and deposits	(850)	(266)	(259)	(796)
Accounts payable	(63)	(493)	562	179
Accrued liabilities	(2,638)	2,654	17,617	12,068
Customer deposits	(5,608)	(13,247)	14,568	8,852
Other payables	1,815	718	12,541	1,684
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,196	(7,932)	44,646	25,734

INVESTING ACTIVITIES
Purchase of property and equipment	(367)	(197)	(964)	(448)
Investment Deposits in Debt Instruments held at FVTOCI	(1,134)	(3,037)	(2,847)	(6,766)
Investment Withdrawals in Debt Instruments held at FVTOCI	1,014	-	6,766	845
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(487)	(3,234)	2,955	(6,369)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(15,110)	(350)	(30,336)	(1,761)
Shares withheld for taxes	(736)	-	(1,477)	-
Proceeds from exercise of stock options	1,994	380	5,617	592
Payment of lease liabilities	-	-	-	(96)
Payment of contingent consideration	-	-	-	(800)
Cash disbursements for non-controlling interest	(119)	(303)	(171)	(303)
NET CASH USED IN FINANCING ACTIVITIES	(13,971)	(273)	(26,367)	(2,368)

Net change in cash, cash equivalents and restricted cash	(7,262)	(11,439)	21,234	16,997
Cash, cash equivalents and restricted cash, beginning of period	56,440	46,745	27,655	18,327
Fluctuations in foreign currency	(82)	33	207	15
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$49,096	$35,339	$49,096	$35,339

THE REAL BROKERAGE INC.

RECONCILIATION OF TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO OWNERS OF THE COMPANY TO ADJUSTED EBITDA

(Expressed in thousands of U.S. dollars)

Unaudited

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Total Comprehensive Loss Attributable to Owners of the Company	(2,813)	(3,997)	(19,536)	(15,313)
Add/(Deduct):
Finance Expenses, net	214	10	1,289	587
Net Income Attributable to Noncontrolling Interest	45	85	150	311
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(3)	(79)	(97)	(214)
Depreciation and Amortization	358	277	1,024	830
Stock-Based Compensation	15,417	7,144	37,797	18,980
Restructuring Expenses	-	80	-	165
Expenses related to Anti-Trust Litigation Settlement	33	-	10,259	-
Adjusted EBITDA	13,251	3,520	30,886	5,346

THE REAL BROKERAGE INC.

BREAKOUT OF REVENUE BY SEGMENT

(Expressed in thousands of U.S. dollars)

Unaudited

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Main revenue streams
Commissions	369,890	213,319	907,716	504,456
Title	1,400	964	3,450	2,510
Mortgage Income	1,198	357	2,843	851
Total Revenue	372,488	214,640	914,009	507,817

THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(Expressed in thousands of U.S. dollars)

Unaudited

	2022			2023				2024
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Operating Expense	13,496	12,886	15,184	17,846	21,499	22,742	26,796	36,477	32,512	34,607
Less: Revenue Share Expense	4,376	3,876	4,020	5,434	7,684	7,946	6,840	9,064	12,475	11,651
Revenue Share Expense (% of revenue)	3.9%	3.5%	4.2%	5.0%	4.1%	3.7%	3.8%	4.5%	3.7%	3.1%
Less:
Stock-Based Compensation - Employees	897	281	608	1,019	1,214	285	6,543	1,493	2,265	3,139
Stock-Based Compensation - Agent	547	1,776	2,614	1,541	1,640	2,769	1,830	2,137	2,335	2,665
Depreciation Expense	135	87	108	269	284	277	298	326	340	358
Restructuring Expense	—	62	160	41	44	80	58	—	—	—
Expenses Related to Anti-Trust Litigation Settlement	—	—	—	—	—	—	—	9,857	369	33
Subtotal	1,579	2,206	3,490	2,870	3,182	3,411	8,729	13,813	5,309	6,195
Adjusted Operating Expense[1]	7,541	6,804	7,674	9,542	10,633	11,385	11,227	13,600	14,728	16,761
Adjusted Operating Expense (% of revenue)	6.7%	6.1%	8.0%	8.8%	5.7%	5.3%	6.2%	6.8%	4.3%	4.5%

1Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(Dollar amounts expressed in U.S. dollars)

Unaudited

	2022			2023				2024
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Transaction Data
Closed Transaction Sides	10,224	11,233	9,745	10,963	17,537	20,397	17,749	19,032	30,367	35,832
Total Value of Home Side Transactions ($, billions)	4.2	4.2	3.5	4	7	8.1	6.8	7.5	12.6	14.4
Median Home Sales Price ($, thousands)	$375	$360	$348	$350	$369	$370	$355	$372	$384	$383
Agent Metrics
Total Agents	5,600	6,700	8,200	10,000	11,500	12,175	13,650	16,680	19,540	21,770
Agent Churn Rate (%)	7.2	7.3	4.4	8.3	6.5	10.8	6.2	7.9	7.5	7.3
Revenue Churn Rate (%)	2.1	2.5	2.4	4.3	3.8	4.5	4.9	1.9	1.6	2.0
Headcount and Efficiency Metrics
Full-Time Employees	121	122	118	127	145	162	159	151	231	240
Full-Time Employees, Excluding One Real Title and One Real Mortgage	91	87	84	88	102	120	118	117	142	155
Headcount Efficiency Ratio	1:62	1:77	1:98	1:114	1:113	1:101	1:116	1:143	1:138	1:140
Revenue Per Full Time Employee ($, thousands)	$1,235	$1,283	$1,144	$1,226	$1,817	$1,789	$1,537	$1,716	$2,400	$2,403
Operating Expense Excluding Revenue Share ($, thousands)	$9,120	$9,010	$11,164	$12,412	$13,815	$14,796	$19,956	$27,413	$20,037	$22,956
Operating Expense Per Transaction Excluding Revenue Share ($)	$892	$802	$1,146	$1,132	$788	$725	$1,124	$1,440	$660	$641
Adjusted Operating Expense ($, thousands)	$7,541	$6,804	$7,674	$9,542	$10,633	$11,385	$11,226	$13,600	$14,728	$16,761
Adjusted Operating Expense Per Transaction ($)	$738	$606	$787	$870	$606	$558	$632	$715	$485	$468

1Defined as the ratio of full-time brokerage employees (excludes One Real Title and One Real Mortgage employees) to the number of agents on our platform.

2Reflects total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

3Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real’s expectation regarding increasing the number of agents, revenue growth and profitability and the business, strategic plans of Real and expectations regarding Real Wallet, Leo CoPilot and Leo for Clients, including their anticipated features.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features, including Real Wallet, Leo CoPilot and Leo for Clients and those risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 14, 2024, and “Risks and Uncertainties” in the Company’s Quarterly Management’s Discussion and Analysis for the period ended September 30, 2024, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca.

These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 22,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

The Real Brokerage is a real estate technology company and is not a bank. Banking services provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted.

Contact Information

For additional information, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221